FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For November 20, 2009

Commission File Number: 001-14624

ABN AMRO HOLDING N.V.

Gustav Mahlerlaan 10
1082 PP Amsterdam
The Netherlands
________________________________________________
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F       X           Form 40-F _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  _____              No      X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _____

TABLE OF CONTENTS

Item
1	Press release “Update on EC Remedy – Heads of Agreement with Deutsche Bank”, dated 19 November 2009

Item 1

Press Release

Amsterdam, 19 November 2009

Update on EC Remedy

Heads of Agreement with Deutsche Bank
As announced on 20 October 2009, the Dutch State and Deutsche Bank have entered into a “Heads of Agreement” outlining the principal terms and conditions for the sale to Deutsche Bank AG of the new HBU II N.V. consisting of part of the Dutch commercial clients’ activities and selected regional branch offices and IFN Nederland B.V. to comply with the European Commission’s requirements for competition and to thus enable the integration of the new ABN AMRO Bank and Fortis Bank Nederland.

ABN AMRO have now prepared a preliminary analysis of the impact of the transaction on the results and the regulatory capital of the Group, on the basis of which the Ministry of Finance is informing the Parliament on the implications of the transaction.  ABN AMRO assesses that the loss on the transaction will be in the range of EUR 800 to EUR 900 million. The total loss on the transaction includes the impact of a provision to be taken for a credit guarantee to the buyer guaranteeing 75% of the credit losses on the transferred loan portfolio of HBU II under the “Heads of Agreement”. ABN AMRO expects that in the 4th quarter of 2009, after the Group’s Managing Board and the Supervisory Board approval of the transaction and the execution of the transaction becoming highly probable, the majority of the losses on the transaction will have to be recorded. The remainder will be recorded up to the closing of the transaction, expected soon after separation of the new ABN AMRO Bank N.V. from the existing ABN AMRO Group.

ABN AMRO Group estimates the cumulative net impact on its tier 1 capital on recognition of the loss on  transaction to be in the range of 50-55 basis points on ABN AMRO Group ratios. This reflects the loss on sale and the initial capital requirement for the credit guarantee provided to the purchaser. The capital requirement for the credit guarantee will after closing of the transaction decrease over its life, with only a minor part remaining after the first five years.

ABN AMRO Group is in discussion with the Dutch State on the capitalization of the Dutch State acquired businesses up to separation and these discussions include the impact of this transaction. The resulting capital actions will ensure that by legal demerger and by legal separation, the capital requirements of the Dutch State acquired businesses are adequately addressed.

Further information on ABN AMRO Group is available on www.abnamro.com

For further information, please contact

ABN AMRO Group Press Office pressrelations@nl.abnamro.com +31 20 6288900	RBS Group Investor Relations Investor.relations@rbs.com +44 207 672 1758 RBS Group Media Relations +44 131 523 4414

Certain statements in this press release are statements of future expectations and other forward-looking statements. Such statements are based on current expectations, and by their nature are subject to a number of risks and uncertainties that could cause actual results and performance to differ materially from any expected future results or performance, expressed or implied, by these statements. Factors that could cause actual results to differ materially from those estimated by the forward looking statements contained in this document include, but are not limited to i) the extent and nature of future developments and continued volatility in the credit markets and their impact on the financial industry in general and ABN AMRO in particular, ii) the effect on ABN AMRO’s capital of write downs in respect of credit exposures, iii) risks related to ABN AMRO’s transition and separation process following its acquisition by the consortium consisting of The Royal Bank of Scotland Group plc (‘RBS’), the State of the Netherlands (‘Dutch State’) and Banco Santander S.A. (‘Santander’), iv) general economic conditions in the Netherlands and in other countries in which ABN AMRO has significant business activities or investments, e.g. the United Kingdom and the United States, including the impact of recessionary economic conditions on ABN AMRO's revenues, liquidity and balance sheet, v) the actions taken by governments and their agencies to support individual banks and the banking system, vi) the monetary and interest rate policies of the European Central Bank, the Board of Governors of the Federal Reserve System and other G-7 central banks, vii) inflation or deflation, viii) unanticipated turbulence in interest rates, foreign currency exchange rates, capital markets, commodity prices and equity prices, ix) changes in Dutch and foreign laws, regulations and taxes, x) changes in competition and pricing environments, xi) natural and other disasters, xii) the inability to hedge certain risks economically, xiii) the adequacy of loss reserves, xiv) technological changes, xv) changes in consumer spending and saving habits and xvi) the success of ABN AMRO in managing the risks relating to the foregoing.
The forward-looking statements made in this press release speak only as at the date of publication of this press release. ABN AMRO does not intend to publicly update or revise these forward-looking statements to reflect events or circumstances after the date of this report, nor does ABN AMRO assume any responsibility to do so.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ABN AMRO HOLDING N.V.
Date:	20 November 2009	By:	/s/ Petri Hofsté
			Name:	Petri Hofsté
			Title:	Group Controller & Deputy Chief Financial Officer

By:	/s/ Mark Boyle
	Name:	Mark Boyle
	Title:	Head of Reporting & Policy